Exhibit 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (THE UK MARKET ABUSE REGULATION)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

27 May 2021

Burford Capital Limited announces tender offer for

Burford Capital PLC’s £90,000,000 6.50 per cent. Guaranteed Bonds due 2022 by Burford Capital Holdings (UK) Limited

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces that Burford Capital Holdings (UK) Limited (the Offeror), a direct wholly-owned subsidiary, has invited holders of Burford Capital PLC’s (the Issuer) £90,000,000 6.50 per cent. Guaranteed Bonds due 2022 bearing ISIN: XS1088905093 (the Bonds) to tender their Bonds for purchase by the Offeror for cash (the Offer). Burford Capital PLC is a direct wholly-owned subsidiary of Burford Capital Holdings (UK) Limited and an indirect wholly-owned subsidiary of Burford Capital Limited.

The Offer is being made on the terms and subject to the conditions contained in the tender offer memorandum dated 27 May 2021 (the Tender Offer Memorandum) prepared by the Offeror and is subject to the offer restrictions set out below and as more fully described in the Tender Offer Memorandum (the Offer and Distribution Restrictions).

Copies of the Tender Offer Memorandum are (subject to the Offer and Distribution Restrictions) available from the Tender Agent as set out below. Capitalized terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

Summary

A summary of certain of the terms of the Offer appears below:

Bonds	ISIN/ Common Code	Outstanding Principal Amount	Purchase Price	Minimum Purchase Price	Maximum Purchase Price	Target Acceptance Amount
£90,000,000 6.50 per cent. Guaranteed Bonds due 2022	XS1088905093/ 108890509	£90,000,000[1]	To be determined pursuant to a Modified Dutch Auction Procedure	102 per cent.	105 per cent.	An aggregate principal amount to be determined by the Offeror in its sole and absolute discretion that is expected to be £40,000,000, but subject always to the right of the Offeror in its sole and absolute discretion to accept more or less than such amount.
[1] The Offeror purchased £3,843,000 of the Bonds in 2020, which are currently held in Treasury and have not yet been redeemed. £86,157,000 of the Bonds remain outstanding, as defined in the trust deed relating to the Bonds.

Indicative Timetable for the Offer

This is an indicative timetable showing one possible outcome for the timing of the Offer based on the dates in the Tender Offer Memorandum. This timetable is subject to change and dates and times may be extended or amended by the Offeror in accordance with the terms of the Offer as described in the Tender Offer Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below.

Events	Times and Dates

Commencement of the Offer	27 May 2021
Expiration Deadline	4.00 p.m. BST on 22 June 2021
Announcement of Results	As soon as reasonably practicable after the Expiration Deadline
Settlement Date	28 June 2021

The Offeror may, in its sole discretion, extend, re-open, amend, waive any condition of and/or terminate the Offer at any time (subject to applicable law and as provided in the Tender Offer Memorandum) and the above times and dates are subject to the right of the Offeror to so extend, re-open, amend, waive any condition of and/or terminate the Offer.

Bondholders are advised to check with any bank, securities broker or other intermediary through which they hold Bonds when such intermediary would need to receive Tender Instructions from a Bondholder in order for that Bondholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their Tender Instruction to participate in, the Offer by the deadlines set out above. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines set out above and in the Tender Offer Memorandum.

Rationale for the Offer

The purpose of the Offer is to utilise a portion of the Group’s available cash balances to purchase Bonds prior to their maturity as part of the proactive management of the Group’s debt capital structure. The Offer will also provide liquidity to those holders whose Bonds are accepted in the Offer.

The Offeror intends to hold the Bonds that it purchases in Treasury and may in the future arrange for the Issuer to cancel the Bonds or the Offeror may re-sell such Bonds at its absolute discretion.

Details of the Offer

Purchase Price – Modified Dutch Auction Procedure

The Offeror will pay for Bonds validly tendered and accepted by it for purchase pursuant to the Offer at a price to be determined pursuant to a modified Dutch auction procedure as described in the Tender Offer Memorandum (the Modified Dutch Auction Procedure). Under the Modified Dutch Auction Procedure, the Offeror will determine, in its sole discretion (but subject as set out below under “Final Acceptance Amount, Priority of Acceptance and Scaling”), following expiration of the Offer, (A) the Final Acceptance Amount (as defined below) and (B) a single purchase price for the Bonds (the Purchase Price), expressed as a percentage of the principal amount of the Bonds, at which it will purchase Bonds validly tendered pursuant to the Offer, taking into account the aggregate principal amount of Bonds so tendered and the price at which such Bonds are tendered (or deemed to be tendered, as set out below).

The Purchase Price applicable to the Bonds will not be less than 102 per cent. (the Minimum Purchase Price) and will otherwise be the lowest price that will allow the Offeror to accept for purchase an aggregate principal amount of Bonds equal to the Final Acceptance Amount. The Purchase Price applicable to the Bonds will not be greater than 105 per cent. (the Maximum Purchase Price). Tender Instructions specifying a purchase price in excess of the Maximum Purchase Price will not be accepted by the Offeror and will not be used for the purposes of calculating the Purchase Price. The Offeror will not accept for purchase any Bonds tendered at prices greater than the Purchase Price pursuant to the Offer.

The Offeror will pay the same Purchase Price in relation to all Bonds that it accepts for purchase pursuant to the Offer. For the avoidance of doubt, this means that Bondholders that submit Tender Instructions specifying either (i) the Minimum Purchase Price or (ii) an amount that is greater than the Minimum Purchase Price but less than or equal to the Purchase Price (as determined by the Offeror), will all receive the same Purchase Price in relation to any Bonds that are accepted for purchase pursuant to the Offer.

Accrued Interest

The Offeror will, in addition to the Purchase Price also pay interest accrued and unpaid on the Bonds from (and including) the immediately preceding interest payment date for the Bonds to (but excluding) the Settlement Date, calculated in accordance with the terms and conditions of the Bonds (an Accrued Interest Payment) in respect of Bonds accepted for purchase pursuant to the Offer.

Final Acceptance Amount, Priority of Acceptance and Scaling

Final Acceptance Amount

The Offeror proposes that the aggregate principal amount of Bonds it will accept for purchase pursuant to the Offer will be an amount to be determined by the Offeror, in its sole and absolute discretion, which is expected to be £40,000,000 in aggregate principal amount of Bonds (such amount, once determined, the Target Acceptance Amount), although the Offeror reserves the right, in its sole discretion, to accept less than or more than such amount pursuant to the Offer (the final aggregate principal amount of Bonds accepted for purchase pursuant to the Offer being the Final Acceptance Amount).

Priority of Acceptance and Scaling

Once the Offeror has determined the Final Acceptance Amount and the Purchase Price for the Bonds, the Offeror will accept Tender Instructions in the following order, subject to possible pro rata scaling as described below:

(i)	all validly submitted Tender Instructions that specify purchase prices lower than the Purchase Price will be accepted first; and
(ii)	all validly submitted Tender Instructions that specify purchase prices equal to the Purchase Price will be accepted second.

If the Offeror accepts any Bonds for purchase pursuant to the Offer:

(i)	all Bonds subject to the Tender Instructions described in (i) above will be accepted in full by the Offeror; and
(ii)	to the extent that the aggregate of the Bonds subject to the Tender Instructions described in (i) and (ii) exceed the Final Acceptance Amount, the Bonds subject to the Tender Instructions described in (ii) above will be accepted by the Offeror on a pro rata basis by applying a scaling factor, such that the final aggregate principal amount of Bonds accepted for purchase (if any) is no greater than the Final Acceptance Amount.

For the avoidance of doubt, Tender Instructions that specify the Minimum Purchase Price will always be purchased in full at the Purchase Price, unless there are more Tender Instructions received for Bonds at the Minimum Purchase Price than the Final Acceptance Amount. Accordingly, by submitting a Tender Instruction at the Minimum Purchase Price, a Bondholder is automatically electing to receive the Purchase Price.

Tender Instructions

In order to participate in, and be eligible to receive the Purchase Price and Accrued Interest Payment pursuant to, the Offer, Bondholders must validly tender their Bonds by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by 4.00 p.m. (London time) on 22 June 2021, unless extended, re-opened, amended and/or terminated as provided in the Tender Offer Memorandum (the Expiration Deadline).

Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.

Tender Instructions must specify a purchase price that is equal to or greater than the Minimum Purchase Price. Purchase prices may only be specified at the Minimum Purchase Price or in increments of 0.25 per cent. above the Minimum Purchase Price (and, in the event that the relevant Bondholder specifies a purchase price that is not an increment of 0.25 per cent. above the Minimum Purchase Price, the purchase price so specified shall be rounded down to the nearest such increment of 0.25 per cent., and such Tender Instruction shall be deemed to have specified such rounded figure for the purposes of the Modified Dutch Auction Procedure).Tender Instructions may not be submitted which specify a purchase price in excess of the Maximum Purchase Price.

Tender Instructions must be submitted in respect of a minimum principal amount of Bonds of no less than £100, being the minimum denomination of the Bonds, and may be submitted in integral multiples of £100 thereafter. A separate Tender Instruction must be completed on behalf of each beneficial owner. See “Procedures for Participating in the Offer” in the Tender Offer Memorandum for further information.

Announcements

Unless stated otherwise, announcements in connection with the Offer will be made (i) by publication via the Regulatory News Service operated by the London Stock Exchange plc and (ii) by the delivery of notices to the Clearing Systems and Euroclear UK & Ireland Limited (formerly known as CREST Co Limited) for communication to Direct Participants. Such announcements may also be found on the relevant Reuters Insider Screen and by the issue of a press release to a Notifying News Service. Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender Agent, the contact details for which are below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Bondholders are urged to contact the Tender Agent for the relevant announcements during the course of the Offer. In addition, Bondholders may contact the Dealer Managers for information using the contact details below.

Bondholders are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offer.

Joint Dealer Managers
City & Continental Ltd trading as Allia C&C	Henrietta Podd	+44 20 3039 3450
Peel Hunt LLP	Stuart Galvin	+ 44 20 7418 8900

Tender Agent
Lucid Issuer Services Limited	Owen Morris	+44 20 7704 0880
Harry Ringrose
burford@lucid-is.com

Questions and requests for assistance in connection with (i) the Offer may be directed to the Dealer Managers and (ii) the delivery of Tender Instructions may be directed to the Tender Agent, the contact details for each of which are set out above.

This announcement is released by Burford Capital Limited on behalf of the Offeror and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the UK Market Abuse Regulation, encompassing information relating to the Offer described above. For the purposes of the UK Market Abuse Regulation, this announcement is made by the Directors of Burford Capital Holdings (UK) Limited, namely Craig Arnott, Christopher Bogart, Ross D. Clark, Harry Matovu and Hugh Steven Wilson.

LEI Number: 213800P7VN8SK65HQN02

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If any Bondholder is in any doubt as to the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Bonds pursuant to the Offer. None of the Offeror, the Dealer Managers or the Tender Agent makes any recommendation whether Bondholders should tender Bonds pursuant to the Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Issuer, the Guarantors, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

United States

The Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Bonds may not be tendered in the Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States. Any purported tender of Bonds in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Bonds made by, or by any person acting for the account or benefit of, a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Neither this announcement nor the Tender Offer Memorandum is an offer of securities for sale in the United States or to U.S. persons (as defined in Regulation S of the Securities Act. Securities may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended.

Each Bondholder participating in the Offer will represent that it is not located in the United States and is not participating in the Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Offer from the United States. For the purposes of this and the above paragraphs, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

Italy

None of the Offer, this announcement, the Tender Offer Memorandum or any other document or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy (Italy) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Bondholders or beneficial owners of the Bonds that are located in Italy can tender their Bonds for purchase in the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Bonds or the Offer.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to (i) those persons in the United Kingdom (a) falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order)) or (b) who are within Article 43(2) of the Financial Promotion Order, or (ii) any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offer is only being made, directly or indirectly, to qualified investors in the Republic of France (France). This announcement, the Tender Offer Memorandum and any other document or material relating to the Offer have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129. The Tender Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

General

Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or the solicitation of an offer to sell Bonds (and tenders of Bonds in the Offer will not be accepted from Bondholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Managers or their respective affiliates are such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.